UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Satcon Technology Corporation

(Exact Name of Registrant as Specified in Its Charter)

Delaware	04-2857552
(State of Incorporation or Organization)	(I.R.S. Employer Identification no.)

27 Drydock Avenue, Boston, MA	02210
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered

Preferred Stock Purchase Rights	The NASDAQ Stock Market, LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.  ☐

Securities Act registration statement file number to which this form relates:                                          (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

(Title of class)

Item 1.    Description of Registrant’s Securities to be Registered.

On January 6, 2011, the Board of Directors (the “Board”) of Satcon Technology Corporation (the “Company”) entered into a Rights Agreement (the “Rights Agreement”), dated January 6, 2011, between the Company and American Stock Transfer & Trust Company, LLC, as rights agent.  The following description and terms of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is filed as an exhibit to this Registration Statement on Form 8-A and is incorporated herein by reference.

Pursuant to the terms of the Rights Agreement, the Board declared a dividend distribution of one preferred share purchase right (the “Rights”) for each outstanding share of the Company’s common stock, par value $0.01 per share (the “Common Stock”) under the terms of the Rights Agreement.  The dividend is payable to the stockholders of record as of the close of business on January 18, 2011 (the “Record Date”).  Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share, of the Company (the “Series A Preferred Stock”) at a price of $29.00 per one one-thousandth of a share of Series A Preferred Stock (the “Purchase Price”), subject to adjustment.  A Certificate of Designation creating the Series A Preferred Stock was filed with the State of Delaware on January 7, 2011, and is filed as an exhibit to this Registration Statement on Form 8-A.

The Rights, unless earlier redeemed by the Board, become exercisable upon the close of business on the day (the “Distribution Date”) which is the earlier to occur of (i) the tenth business day following a public announcement that a person or group of affiliated or associated persons (subject to certain exceptions set forth in the Rights Agreement) has acquired beneficial ownership (subject to certain exceptions set forth in the Rights Agreement) of 4.99% or more of the Common Stock (an “Acquiring Person”) and (ii) the tenth business day (or such later date as may be specified by the Board prior to such time as any person or group of affiliated persons becomes an Acquiring Person) after the commencement or public announcement of an intention to make a tender or exchange offer, the consummation of which would result in the person or group (subject to certain exceptions set forth in the Rights Agreement) becoming an Acquiring Person.

Among other exceptions, an Acquiring Person does not include any person or group who beneficially owned 4.99% or more of the Common Stock on the date the adoption of the Rights Agreement was first publicly announced (an “Existing Holder”), unless the Existing Holder becomes the beneficial owner of an additional 0.2% of the outstanding Common Stock and such increase results in the Existing Holder becoming the beneficial owner of 4.99% or more of the Common Stock then outstanding.  The Rights Agreement includes a procedure whereby the Board will consider requests to exempt certain proposed acquisitions of Common Stock from the Acquiring Person ownership trigger if the Board determines that the requested acquisition will not jeopardize the availability of the NOLs to the Company.

The Rights Agreement provides that until the Distribution Date (or earlier redemption, exchange, termination or expiration of the Rights), the Rights will be transferred with and only with the Common Stock.  Promptly after the Record Date, the Company shall send to each record holder as of the Record Date a copy of the Summary of Rights included as an exhibit to the Rights Agreement.  Until the Distribution Date (or earlier redemption, exchange, termination or expiration of the Rights), new Common Stock certificates issued after the close of business on the Record Date upon transfer or new issuance of the Common Stock will contain a notation incorporating the Rights Agreement by reference, and the Company will deliver a notice to that effect upon the transfer or new issuance of book entry shares.  Until the Distribution Date (or earlier redemption, exchange, termination or expiration of the Rights), the surrender for transfer of any certificates for Common Stock or any book entry shares, with or without such notation, notice or a copy of the Summary of Rights, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate or the book entry shares.  As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

Exercisability; Exercise Price; Adjustments

The Rights are not exercisable until the Distribution Date.  The Rights will expire upon the earliest of the close of business on January 6, 2014 (unless that date is advanced or extended by the Board), the time at which the Rights are redeemed or exchanged under the Rights Agreement, or the time at which the Board determines that the tax benefits are fully utilized or no longer available under Section 382 of the Code.  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company beyond those as an existing stockholder, including, without limitation, the right to vote or to receive dividends.

Once exercisable, each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Preferred Stock, at the Purchase Price of $29.00 per one one-thousandth of a share of Preferred Stock, subject to adjustment.

The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock or convertible securities at less than the current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness, cash, securities or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.  No fractional shares of Preferred Stock or Common Stock will be issued (other than fractions of Preferred Stock which are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts), and in lieu thereof an adjustment in cash will be made based on the current market price of the Preferred Stock or the Common Stock.

Preferred Stock Provisions

Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable.  Each share of Preferred Stock purchasable upon exercise of the Rights will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of the greater of (a) $1.00 per share, or (b) an amount equal to 1,000 times the dividend, if any, declared per share of Common Stock.  In the event of liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock will be entitled to a minimum preferential liquidation payment of the greater of (i) $1.00 per whole share (plus any accrued but unpaid dividends), and (ii) an amount equal to 1,000 times the payment made per share of Common Stock.  Each share of Preferred Stock will have 1,000 votes and will vote together with the Common Stock.  Finally, in the event of any merger, consolidation or other transaction in which Common Stock are exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock.  These rights are protected by customary antidilution provisions.  Because of the nature of the Preferred Stock’s dividend, liquidation and voting rights, the value of one one-thousandth of a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

Flip-In, Flip-Over Rights

In the event that a person or group becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right that number of shares of Common Stock having a market value of two times the exercise price of the Right. This is the so-called “flip-in” provision.

In the event that, after a person has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provisions are required to be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring, which will have become void) will thereafter have the right to receive upon the exercise of a Right that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent) that at the time of such transaction have a market value of two times then current Purchase Price of the Right.  This is the so-called “flip-over” provision.

Exchange

At any time after a Person becomes an Acquiring Person and prior to the earlier of (i) one of the events described in the previous paragraph or (ii) the acquisition by such Acquiring Person of 50% or more of the outstanding Common Stock, the Board may cause the Company to exchange the Rights (other than Rights owned by an Acquiring Person which will have become void), in whole or in part, for Common Stock or Preferred Stock (or a series of the Company’s preferred stock having equivalent rights, preferences and privileges) at an exchange ratio of one share of Common Stock, or fraction of a share of Preferred Stock (or a series of the Company’s preferred stock having equivalent rights, preferences and privileges) equivalent in value thereto, per Right (subject to adjustment).

Redemption

The Rights may be redeemed in whole, but not in part, at a price of $0.001 per Right (the “Redemption Price”) by the Board at any time prior to the time that an Acquiring Person has become such.  The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish.  Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Amendment

Any of the provisions of the Rights Agreement may be amended by the Board for so long as the Rights are then redeemable, and after the Rights are no longer redeemable, the Company may amend or supplement the Rights Agreement in any manner that does not adversely affect the interests of the holders of the Rights (other than an Acquiring Person or an affiliate or associate of an Acquiring Person).

Interpretation; Board Approvals

The Board has the exclusive power and authority to administer the Rights Agreement and to exercise all rights and powers granted to the Board or to the Company, or as are necessary or advisable in the administration of the Rights Agreement, including the power to decide to redeem the Rights and to amend or supplement the Rights Agreement.  All such actions, calculations, interpretations and determinations made by the Board in good faith are final, conclusive and binding on the parties (including the holders of Rights), and do not subject any member of the Board to any liability to the holders of Rights.

Expiration

The Rights will expire on January 6, 2014, unless this date is extended or the Rights are earlier redeemed or exchanged by the Company, in each case as provided in the Rights Agreement.

Item 2.                       Exhibits.

Exhibit No.	Description

3.1	Certificate of Designation of Series A Junior Participating Preferred Stock

4.1	Rights Agreement, dated as of January 6, 2011 between Satcon Technology Corporation and American Stock Transfer & Trust Co., LLC, as Rights Agent

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

SATCON TECHNOLOGY CORPORATION

Date: January 7, 2011	/s/ Donald R. Peck
Donald R. Peck
Chief Financial Officer

Exhibit Index

Exhibit No.	Description

3.1	Certificate of Designation of Series A Junior Participating Preferred Stock

4.1	Rights Agreement, dated as of January 6, 2011 between Satcon Technology Corporation and American Stock Transfer & Trust Co., LLC, as Rights Agent